

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

Michael Chesrown
Chairman and Chief Executive Officer
RumbleOn, Inc.
1350 Lakeshore Drive, Suite 160
Coppell, Texas 75019

   Re: RumbleOn, Inc.
     Registration Statement on Form S-3
     Filed August 22, 2019
     File No. 333-233399

Dear Mr. Chesrown:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Information Technologies
           and Services

cc: Michael Francis, Esq.